DELEK HOLDCO, INC.
7102 Commerce Way
Brentwood, Tennessee 37027
May 24, 2017
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    H. Roger Schwall
Assistant Director
Office of Natural Resources
Re:    Acceleration Request for Registration Statement on Form S-4 (File No. 333-216298)
Dear Mr. Schwall:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Delek Holdco, Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended to date (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 3:00 p.m. (Eastern Time) on May 26, 2017, or as soon as practicable thereafter. This revised letter amends our previous request that the Registration Statement be declared effective at 5:00 p.m. (Eastern Time) on May 26, 2017.
In making this acceleration request, the Registrant is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Amber Ervin, General Counsel, at (615) 721-3715.

Sincerely,

Delek Holdco, Inc.

/s/ Ezra Uzi Yemin
Name:	Ezra Uzi Yemin
Title:	Chief Executive Officer

cc:    Lisa Krestynick, U.S. Securities and Exchange Commission
Amber Ervin, Esq., Delek US Holdings, Inc.
James Ranspot, Esq., Alon USA Energy, Inc.
Daniel Mark, Esq., Baker Botts L.L.P.
Manuel G. Rivera, Esq., Norton Rose Fulbright US LLP
Gillian Hobson, Esq., Vinson & Elkins LLP
Jay Tabor, Gibson Dunn & Crutcher LLP